                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                        Mine Safety Appliances Company
         -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, no par value
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                  602720 10 4
         -------------------------------------------------------------
                                 (CUSIP Number)

                              Helen Lee Henderson
                              3100A R Street, N.W.
                           Washington, DC  20007-2937
                                (202) 298-6872
         -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   June 19, 2000
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   [_] /1/


------------------
/1/ The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.     602720 10 4
           ---------------------------------------------------------------
-------------------------------------------------------------------------------


    1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

              Helen Lee Henderson
         -------------------------------------------------------------

         -------------------------------------------------------------

-------------------------------------------------------------------------------

    2) Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
          ------------------------------------------------------------
       (b)    X
          ------------------------------------------------------------

-------------------------------------------------------------------------------

    3) SEC Use Only

-------------------------------------------------------------------------------

    4) Source of Funds (See Instructions)     00
                                           -----
-------------------------------------------------------------------------------


    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

    6) Citizenship or Place of Organization             U.S.A.
                                             --------------------------
-------------------------------------------------------------------------------

     Number of        (7)  Sole Voting Power            20,000
     Shares Bene-                              --------------------------
     ficially
     Owned by         (8)  Shared Voting Power               0
     Each Report-                              --------------------------
     ing Person
     With             (9)  Sole Dispositive Power       20,000
                                                  -----------------------

                     (10)  Shared Dispositive Power          0
                                                    ---------------------

-------------------------------------------------------------------------------

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person   20,000
                                                                      ---------
 -------------------------------------------------------------------------------

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              ---------------------------

-------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row (11)       0.1%
                                                            ----------------
-------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)            IN
                                                     -----------------------
-------------------------------------------------------------------------------


                               Page 2 of 3 Pages

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Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2.  Identity and Background.

     (a)  Name of Person Filing              Helen Lee Henderson

     (b)  Residence or Business Address:     3100A R Street, N.W.
                                             Washington, DC  20007-2937

Item 5.  Interest in Securities of the Issuer.

     See Items (7) through (11) on the cover page. On June 19, 2000, the undersigned sold to the Company at a price of $25.00 per share 1,144,024 shares of Common Stock which she owned individually, 706,902 shares of Common Stock held by the Estate of Helen Ruth Henderson and 55,500 shares of Common Stock held by the HRH Foundation. In addition, stock options for 10,800 shares of Common Stock previously granted to the undersigned under the Company's Non-Employee Directors' Stock Option Plan were sold to the Company at a price equal to $25.00 per share, minus the option price. As a result of these transactions, the undersigned is no longer a beneficial owner, as defined in Rule 13d-3, of more than 5% of the outstanding shares of Common Stock.

     The only other transaction in the Company's Common Stock effected by the undersigned in the 60 days preceding June 19, 2000 was the sale to the Company on May 15, 2000 of 165,000 shares of Common Stock held by the Estate of Helen Ruth Henderson at a price of $22.75 per share.

     All prices and share numbers used in this filing have been adjusted to reflect the 3-for-1 split of the Company's Common Stock payable May 24, 2000.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       /s/ Helen Lee Henderson
                                                      ------------------------
                                                         Helen Lee Henderson

Date:  June 29, 2000



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